Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

September 30, 2014
(in € m.)
Debt (1), (2):
Long-term debt	146,166
Trust preferred securities	10,559
Long-term debt at fair value through profit or loss	9,655

Total debt	166,380

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,370
Retained earnings	28,930
Common shares in treasury, at cost	(17)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,066
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	81
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	(628)
Unrealized net gains from equity method investments	20

Total shareholders’ equity	66,352

Equity component of financial instruments	3,468
Noncontrolling interest	286

Total equity	70,106

Total capitalization	236,486

[1]	€ 865 million (0.5%) of our debt was guaranteed as of September 30, 2014. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 31,585 million (19%) of our debt was secured as of September 30, 2014.

Due to rounding, numbers may not add up precisely to the totals provided.